Exhibit 99.1

RYB Education, Inc. Reports Second Quarter 2018 Financial Results

BEIJING, August 27, 2018 — RYB Education, Inc. (“RYB” or the “Company”) (NYSE: RYB), a leading early childhood education service provider in China, today announced its unaudited financial results for the second quarter ended June 30, 2018.

Second Quarter 2018 Operational and Financial Summary

•                  Number of students enrolled at RYB directly operated kindergartens was 23,526 as of June 30, 2018, a 15.0% increase from 20,463 as of June 30, 2017.

•                  Number of franchise play-and-learn centers and kindergartens in operation were 1,029 and 216, respectively, as of June 30, 2018.

•                  Net revenues increased by 25.6% to $47.5 million, compared with $37.8 million for the second quarter of 2017.

•                  Gross profit was $15.9 million, compared with $9.4 million for the second quarter of 2017.

•                  Net income attributable to ordinary shareholders of RYB for the second quarter of 2018 was $4.7 million, compared with $4.3 million for the second quarter of 2017. Adjusted net income attributable to ordinary shareholders1 of RYB for the second quarter of 2018 was $6.9 million, compared with $4.5 million for the second quarter of 2017.

•                  Net cash outflows from operating activities were $10.6 million in the second quarter of 2018.

First Six Months of 2018 Financial Highlights

•                  Net revenues were $76.2 million, compared with $64.3 million for the first six months of 2017.

•                  Gross profit was $16.5 million, compared with $13.0 million for the first six months of 2017.

•                  Net income attributable to ordinary shareholders of RYB for the first six months of 2018 was $2.0 million, compared with $5.3 million for the same period last year. Adjusted net income attributable to ordinary shareholders of RYB for the first six months of 2018 was $6.0 million, compared with $5.5 million for the first six months of 2017.

•                  Net cash outflows from operating activities were $5.3 million for the six months of 2018, compared with $20.7 million of net cash inflows for the first six months of 2017.

1 Adjusted net income attributable to ordinary shareholders is a non-GAAP financial measure, which is defined as net income attributable to ordinary shareholders excluding share-based compensation expenses. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” included elsewhere in this earnings release.

“We ended the second quarter of 2018 with net revenues exceeding the high end of our guidance range,” said Ms. Yanlai Shi, Co-founder, Director and Chief Executive Officer of RYB. “Our results were driven by steady enrollment growth in our directly operated kindergartens and increased franchise fee revenue. Thanks to the parents who reacted positively to our enhanced security and safety standards and educational services quality, as of June 30, 2018, the total student enrollment at our 90 directly operated kindergartens grew to 23,526 and our total number of franchise play-and-learn centers in operation grew to over 1,000.

“During the quarter, we continued to focus on improving teaching quality with more stringent teacher recruitment requirements and training standards. In addition, at RYB, security and safety at our facilities continue to be paramount. This quarter, we appointed a Chief Security and Safety Officer, set up a security and safety oversight committee with key senior management members and set up a central surveillance control room at our head office. Furthermore, we also conducted extensive security and safety training throughout our network. Finally, toward the end of the second quarter, we started to accept new franchise applications for our play-and-learn centers after introducing enhanced franchise service standards, more stringent franchisee screening and acceptance criteria as well as a new revenue-sharing model. We believe our strategy of selective growth, while maintaining high standards for quality and safety, positions us well to meet the strong demand for premium kindergarten and early-childhood education services in China. Through our dedication to educational and services quality and the safety and security of our students, we are committed to sustaining healthy, long-term growth going forward,” Ms. Shi concluded.

Ms. Ping Wei, Chief Financial Officer of RYB added, “During the second quarter, we delivered a 25.6% year-over-year increase in net revenues. Our steady growth in enrollment at our directly operated kindergartens was a key contributor. In addition, we adopted Topic 606 “Revenue from Contracts with Customers” (ACS 606) applying the modified retrospective method to franchise contracts not completed as of January 1, 2018, which requires the recognition of initial franchise fee revenue over the service period while the prior recognition standard was upon the official start of a franchisee’s operation. This resulted in higher initial franchise fee revenue generated in the quarter, which was partially offset by lower revenue from existing franchisees as a one-off fee reduction and free or discounted products and services offered to them at the beginning of this year continued.”

Second Quarter 2018 Financial Results

Net Revenues

Net revenues for the second quarter of 2018 increased by 25.6% to $47.5 million, from $37.8 million for the same quarter of 2017.

Service revenues for the second quarter of 2018 increased by 35.2% to $43.6 million, from $32.3 million for the same quarter of 2017. The increase was partially due to an increase in the number of students enrolled at the Company’s directly operated kindergartens as enrollment at existing facilities continued to grow and newly acquired kindergartens also contributed to the increase. Franchise services revenue also increased significantly in the quarter due to the recognition of initial franchise fee revenue over the service period as the Company adopted Topic 606 “Revenue from Contracts with Customers” (ACS 606) applying the modified retrospective method to franchise contracts not completed as of January 1, 2018. The increase was partially offset by lower revenue from existing franchisees as a one-off fee reduction and free or discounted products and services offered to them at the beginning of this year continued.

Product revenues for the second quarter of 2018 decreased by 30.2% to $3.9 million, from $5.6 million for the same quarter of 2017. The decrease was primarily due to a decrease in the amount of merchandise sold through the Company’s franchise network as the Company continued to pause the expansion of its franchise operation for most of the quarter.

Cost of Revenues

Cost of revenues for the second quarter of 2018 was $31.6 million, an 11.0% increase from $28.5 million for the same quarter of 2017. Cost of revenues for services for the second quarter of 2018 was $29.4 million, compared with $25.6 million for the same quarter of 2017. The increase was primarily due to an increase in staff compensation at the Company’s directly operated kindergartens and higher operating cost as the Company continued to expand its kindergarten facilities network. Cost of revenues for products for the second quarter of 2018 was $2.2 million, compared with $2.9 million for the same quarter of 2017, the reduction was in line with the decrease in revenue.

Gross Profit and Gross Margin

Gross profit for the second quarter of 2018 increased by 69.9% to $15.9 million, compared with $9.4 million for the same quarter of 2017.

Gross margin for the second quarter of 2018 was 33.5%, compared with 24.7% for the same quarter last year. The increase in gross margin was primarily due to the increased franchise fee revenue partially offset by the increase in staff compensation and operating costs at the directly operated kindergarten facilities.

Operating Expenses

Total operating expenses for the second quarter of 2018 were $8.4 million, a 139.3% increase from $3.5 million for the same quarter of 2017. Excluding share-based compensation expenses, operating expenses were $6.2 million, an increase of 85.0% from the second quarter of 2017.

Selling expenses for the second quarter of 2018 remained flat at $0.4 million, compared with $0.4 million for the same quarter of 2017.

General and administrative (“G&A”) expenses for the second quarter of 2018 were $8.0 million, a 156.2% increase from $3.1 million for the same quarter of 2017. Excluding share-based compensation expenses, G&A expenses were $5.8 million for the second quarter of 2018, a 96.4% increase from $3.0 million for the same quarter of 2017. The increase in G&A expenses excluding share-based compensation expenses was primarily due to higher payroll expenses and additional expenses incurred in professional service fees. The share-based compensation expenses included in G&A expenses were $2.2 million for the quarter.

Operating Income

Operating income for the second quarter of 2018 was $7.5 million, compared with $5.8 million for the same quarter last year. Adjusted operating income2 was $9.7 million for the second quarter of 2018, compared with of $6.0 million for the same quarter of 2017.

Net Income

Net income attributable to ordinary shareholders of RYB for the second quarter of 2018 was $4.7 million, compared with $4.3 million for the same quarter of 2017. Adjusted net income attributable to ordinary shareholders of RYB, which excludes the impact of $2.2 million of share-based compensation expense for the second quarter of 2018, was $6.9 million, compared with $4.5 million for the same quarter of 2017.

Basic and diluted net income per American depositary share (“ADS”) attributable to ordinary shareholders of RYB for the second quarter of 2018 were $0.16 and $0.15, respectively, compared with $0.18 and $0.17, respectively, for the same quarter of 2017. Each ADS represents one Class A ordinary share.

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders3 of RYB for the second quarter of 2018 were $0.24 and $0.22, respectively, compared with $0.19 and $0.18, respectively for the same quarter of 2017.

EBITDA4 for the second quarter of 2018 was $10.1 million, compared with $7.3 million for the same period of 2017. Adjusted EBITDA5 for the second quarter of 2018 was $12.3 million, compared with $7.4 million for the same quarter of 2017.

2 Adjusted operating income is a non-GAAP financial measure, which is defined as operating income excluding share-based compensation expenses. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

3 Adjusted basic and diluted net income per ADS attributable to ordinary shareholders is a non-GAAP financial measure, which is defined as basic and diluted net income per ADS attributable to ordinary shareholders excluding share-based compensation expenses. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

4 EBITDA is defined as net income excluding depreciation, amortization and income tax expenses. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” included elsewhere in this earnings release.

5 Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income excluding depreciation, amortization, interest expenses, income tax expenses, and share-based compensation expenses. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” included elsewhere in this earnings release.

Balance Sheet

As of June 30, 2018, the Company had total cash, cash equivalents and term deposits of $143.0 million, compared with $158.7 million as of December 31, 2017. The decrease in cash balance was primarily driven by operational cash outflow, capital expenditures of $2.4 million and acquisition payments of $2.3 million in the quarter.

Operating Cash Flow

Net cash outflows from operating activities were $10.6 million during the second quarter of 2018, compared with $4.9 million net cash inflows from operating activities during the second quarter of 2017. The cash outflow in the quarter was primarily driven by a decrease in prepayment from customers as the Company continued to pause the addition of new franchisees for most of the quarter and the decrease in deferred revenue due to the timing of tuition fee payments at the directly operated kindergarten facilities. The decrease was partially offset by the operating profits generated in the quarter.

First Six Months of 2018 Financial Results

Net Revenues

Net revenues for the first six months of 2018 were $76.2 million, compared with $64.3 million for the first six months of 2017.

Services revenues for the first six months of 2018 were $69.6 million, compared with $56.2 million for the same period last year. The increase was partially due to an increase in the number of students enrolled at the Company’s directly operated kindergartens. Franchise services revenue also contributed to the increase due to the recognition of initial franchise fee revenue over the service period as the Company adopted Topic 606 “Revenue from Contracts with Customers” (ACS 606) applying the modified retrospective method to franchise contracts not completed as of January 1, 2018. This impact was partially offset by lower revenue generated from franchise operations, as a one-off fee reduction and free or discounted products and services offered to existing franchisees at the beginning of this year continued.

Products revenues for the first six months of 2018 were $6.6 million, compared with $8.1 million for the same period in 2017. The decrease was primarily due to a decrease in the amount of merchandise sold through the Company’s franchise network as we paused the expansion of our franchise operation for most of the period.

Cost of Revenues

Cost of revenues for the first six months of 2018 was $59.7 million, compared with $51.3 million for the first six months of 2017. Cost of services revenues for the first six months of 2018 was $56.1 million, compared with $47.0 million for the same period in 2017. The increase was primarily due to an increase in staff compensation at the Company’s directly operated kindergartens and higher operating cost as the Company continued to expand its kindergarten facilities network. Cost of products revenues for the first six months of 2018 was $3.6 million, compared with $4.3 million for the same period last year, the reduction was in line with the decrease in revenue.

Gross Profit and Gross Margin

Gross profit for the first six months of 2018 was $16.5 million, compared with $13.0 million for the first six months of 2017.

Gross margin for the first six months of 2018 was 21.7%, compared with 20.3% for the same period last year.

Operating Expenses

Total operating expenses for the first six months of 2018 were $14.2 million, compared with $6.3 million for the same period last year. Excluding share-based compensation expenses operating expenses were $10.2 million.

Selling expenses remained flat for the first six months of 2018 at $0.7 million, compared with $0.7 million for the same period last year.

G&A expenses for the first six months of 2018 were $13.5 million, compared with $5.6 million for the same period last year. Excluding share-based compensation expenses, G&A expenses were $9.6 million for the first six months of 2018, a 77.2% increase from $5.4 million for the same quarter of 2017. The increase in G&A expenses excluding share-based compensation expenses was primarily due to higher payroll expenses and additional expenses incurred in professional service fees.

Operating Income

Operating income for the first six months of 2018 was $2.4 million, compared with $6.7 million for the same period last year. Adjusted operating income for the first six months of 2018 was $6.3 million, compared with $6.9 million for the same period last year.

Net Income

Net income attributable to ordinary shareholders of RYB for the first six months of 2018 was $2.0 million, compared with $5.3 million for the same period last year. Adjusted net income attributable to ordinary shareholders of RYB, which excludes the impact of share-based compensation expense, for the first six months of 2018 was $6.0 million, compared with $5.5 million for the same period last year.

Basic and diluted net income per ADS attributable to ordinary shareholders of RYB for the first six months of 2018 were $0.07 and $0.06, respectively, compared with basic and diluted net income per ADS attributable to ordinary shareholders of RYB of $0.23 and $0.21, respectively for the same period last year. Each ADS represents one Class A ordinary share.

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders of RYB for the first six months of 2018 were $0.20 and $0.19, respectively, compared with adjusted basic and diluted net income per ADS attributable to ordinary shareholders of RYB of $0.24 and $0.22, respectively for the same period last year.

EBITDA for the first six months of 2018 was $7.3 million, compared with $9.6 million for the same period last year. Adjusted EBITDA for the first six months of 2018 was $11.2 million, compared with $9.8 million for the same period last year.

Recent Developments

In June, 2018, the Company entered into a definitive agreement to acquire 80% equity interest of an early-childhood education services provider in Shanghai with two facilities offering international training curriculum for children two to six years old.

Subsequent to the quarter-end, the Company entered into a definitive agreement to acquire 90% equity interest of an education services group in Beijing with a portfolio of educational assets which includes international kindergartens.

Total consideration for the two acquisitions was approximately $23.0 million.

Outlook

For the third quarter of 2018, the Company’s management currently expects:

•                  Net revenues to be between $37 million and $40 million, representing a year-over-year increase of approximately 0% to 10%.

For the full year of 2018, the Company’s management updates its outlook and currently expects:

•                  Net revenues to be between $160.0 million and $170.0 million, compared to the Company’s previous guidance given on May 15, 2018 of $154.9 million and $166.1 million.

The above outlook is based on the current market conditions and reflects the Company management’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:30 AM U.S. Eastern Time on August 28, 2018 (8:30 PM Beijing/Hong Kong time on August 28, 2018).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-317-6003
International:	1-412-317-6061
China (toll free):	400-120-6115
Hong Kong (toll free):	800-963-976
Participants Elite Entry Number:	3870779

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “RYB Education.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.rybbaby.com.

A replay of the conference call will be accessible until September 4, 2018, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	10123089

About RYB Education, Inc.

Founded on the core values of ‘‘Care’’ and ‘‘Responsibility’’, “Inspire” and “Innovate,” RYB Education, Inc. is a leading early childhood education service provider in China. Since opening its first play-and-learn center in 1998, the Company has grown and flourished with the mission to provide high-quality, individualized and age-appropriate care and education to nurture and inspire each child for his or her betterment in life. During its nearly two decades of operating history, the Company has built “RYB” into a well-recognized education brand and helped bring about many new educational practices in China’s early childhood education industry. RYB’s comprehensive early childhood education solutions meet the needs of children from infancy to 6 years old through structured courses at kindergartens and play-and-learn centers, as well as at-home educational products and services.

For more information, please visit http://ir.rybbaby.com

Use of Non-GAAP Financial Measures

We use EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

EBITDA is defined as net income excluding depreciation, amortization, interest expenses, and income tax expenses; adjusted EBITDA is defined as net income excluding depreciation, amortization, interest expenses, income tax expenses, and share-based compensation expenses; adjusted operating income is defined as operating income excluding share-based compensation expenses; adjusted net income attributable to ordinary shareholders is defined as net income attributable to ordinary shareholders excluding share-based compensation expenses; and adjusted basic and diluted net income per ADS attributable to ordinary shareholders are defined as basic and diluted net income per ADS attributable to ordinary shareholders excluding share-based compensation expenses.

We believe that EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in income from operations and net income. We believe that EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical Adjusted financial measures to the most directly comparable GAAP measures. EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s brand recognition and market reputation; student enrollment in the Company’s teaching facilities; the Company’s growth strategies; its future business development, results of operations and financial condition; trends and competition in China’s early childhood education market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese early education market; Chinese governmental policies relating to the Company’s industry and general economic conditions in China. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

RYB Education, Inc.

Investor Relations

Tel: 86-10-8767-5752

E-mail:  ir@rybbaby.com

The Piacente Group, Inc.

Ross Warner

Tel: +86 (10) 5730-6200

E-mail: ryb@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ryb@tpg-ir.com

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS BALANCE SHEETS

(in thousands of U.S. dollars)

	As of
	June 30, 2018	December 31, 2017

Current assets
Cash and cash equivalents	142,566	158,691
Term deposits	454	—
Accounts receivable, net	748	901
Inventories	4,546	3,549
Prepaid expenses and other current assets	14,295	9,541
Amounts due from related parties	148	126
Loan receivable - current	453	—
Total current assets	163,210	172,808

Non-current assets
Restricted Cash	547	543
Property and equipment, net	41,232	40,163
Intangible assets	1,007	—
Goodwill	8,486	428
Long-term investment	197	256
Deferred tax assets	13,375	12,430
Other non-current assets	4,272	3,110
Loan receivable - non-current	604	—
Total non-current assets	69,720	56,930

Total assets	232,930	229,738

Liabilities and shareholders’ equity
Current liabilities
Prepayments from customers, current portion(including prepayments from customers of the consolidated VIE without recourse to the Group of $ 6,822 and $ 11,962 as of June 30, 2018 and December 31, 2017, respectively)	6,834	11,968
Accrued expenses and other current liabilities(including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of $ 51,994 and $ 48,123 as of June 30, 2018 and December 31, 2017, respectively)	55,452	51,854
Income taxes payable(including income taxes payable of the consolidated VIE without recourse to the Group of $ 9,854 and $ 10,125 as of June 30, 2018 and December 31, 2017, respectively)	10,497	10,534
Deferred revenue, current portion(including deferred revenue of the consolidated VIE without recourse to the Group of $ 24,975 and $ 22,327 as of June 30, 2018 and December 31, 2017, respectively)	25,150	22,666

Total current liabilities	97,933	97,022

Non-current liabilities
Prepayments from customers, non-current portion (including prepayments from customers of the consolidated VIE without recourse to the Group of $ 3,955 and $ 8,542 as of June 30, 2018 and December 31, 2017, respectively)	3,955	8,542
Deferred revenue, non-current portion (including deferred revenue of the consolidated VIE without recourse to the Group of $ 8,294 and $ 8,505 as of June 30, 2018 and December 31, 2017, respectively)	9,760	10,396
Deferred income taxes liabilities(including deferred income taxes liabilities of the consolidated VIE without recourse to the Group of $252 and nil as of June 30, 2018 and December 31, 2017, respectively)	252	—
Other non-current liabilities (including other non-current liabilities of the consolidated VIE without recourse to the Group of $ 8,271 and $ 8,484 as of June 30, 2018 and December 31, 2017, respectively)	8,271	8,484
Total non-current liabilities	22,238	27,422

Total liabilities	120,171	124,444

Shareholders’ equity:
Ordinary shares	29	29
Additional paid-in capital	132,871	129,134
Statutory reserve	2,678	2,678
Accumulated other comprehensive income	384	783
Accumulated deficits	(25,955)	(28,879)
Total RYB Education, Inc. shareholders’ equity	110,007	103,745

Non-controlling interests	2,752	1,549

Total equity	112,759	105,294

Total liabilities and shareholders’ equity	232,930	229,738

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Net revenues:
Services	43,602	32,252	69,602	56,249
Products	3,882	5,558	6,635	8,089
Total net revenues	47,484	37,810	76,237	64,338
Cost of revenues:
Services	29,418	25,591	56,106	46,973
Products	2,176	2,867	3,618	4,324
Total cost of revenues	31,594	28,458	59,724	51,297
Gross profit	15,890	9,352	16,513	13,041

Operating expenses
Selling Expenses	415	393	693	725
General and administrative	7,970	3,111	13,462	5,569
Total operating expenses	8,385	3,504	14,155	6,294

Operating income	7,505	5,848	2,358	6,747
Interest income	503	49	1038	77
Government subsidy income	201	82	290	181
Loss on disposal of subsidiaries	—	(168)	1	(168)

Income before income taxes	8,209	5,811	3,687	6,837
Less: Income tax expense	2,874	1,540	1,395	1,797

Income before loss in equity method investments	5,335	4,271	2,292	5,040
Loss from equity method investment	(35)	(41)	(90)	(92)

Net income	5,300	4,230	2,202	4,948
Less: Net loss attributable to noncontrolling interest	583	(54)	205	(379)

Net income attributable to ordinary shareholders of RYB	4,717	4,284	1,997	5,327

Net income per share attributable to ordinary shareholders of RYB Education, Inc.
Basic	0.16	0.18	0.07	0.23
Diluted	0.15	0.17	0.06	0.21
Net income per ADS attributable to ordinary shareholders of RYB Education, Inc. (Note 1)
Basic	0.16	0.18	0.07	0.23
Diluted	0.15	0.17	0.06	0.21

Weighted average shares used in calculating net income per ordinary share
Basic	29,349,537	23,163,801	29,282,044	23,163,801
Diluted	31,344,409	25,185,111	31,298,700	25,125,947

Net income	5,300	4,230	2,202	4,948
Other comprehensive income (loss), net of tax of nil:
Change in cumulative foreign currency translation adjustments	(1,320)	670	(661)	167
Total comprehensive income	3,980	4,900	1,541	5,115
Less: Comprehensive loss attributable to non-controlling interest	267	(38)	(57)	(360)
Comprehensive income attributable to RYB Education, Inc.	3,713	4,938	1,598	5,475

Note 1 : Each ADS represents one Class A ordinary share.

RECONCILIATION OF GAAP and non-GAAP results

(in thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017

Operating income	7,505	5,848	2,358	6,747
Share-based compensation expenses	2,212	167	3,974	167
Adjusted operating income	9,717	6,015	6,332	6,914

Net income attributable to RYB	4,717	4,284	1,997	5,327
Share-based compensation expenses	2,212	167	3,974	167
Adjusted net income attributable to RYB	6,929	4,451	5,971	5,494

Net income	5,300	4,230	2,202	4,948
Add: Income tax expense	2,874	1,540	1,395	1,797
Depreciation of property, plant and equipment, and amortization of intangible assets	1,896	1,497	3,666	2,904
EBITDA	10,070	7,267	7,263	9,649
Share-based compensation expenses	2,212	167	3974	167
Adjusted EBITDA	12,282	7,434	11,237	9,816

Net income per ADS attributable to RYB- Basic (Note1)	0.16	0.18	0.07	0.23
Net income per ADS attributable to RYB- Diluted (Note1)	0.15	0.17	0.06	0.21

Adjusted net income per ADS attributable to RYB- Basic (Note1)	0.24	0.19	0.20	0.24
Adjusted Net income per ADS attributable to RYB- Diluted (Note1)	0.22	0.18	0.19	0.22

Weighted average shares used in calculating basic net income per ADS(Note1)	29,349,537	23,163,801	29,282,044	23,163,801
Weighted average shares used in calculating diluted net income per ADS(Note1)	31,344,409	25,185,111	31,298,700	25,125,947

Adjusted net income per share- Basic	0.24	0.19	0.20	0.24
Adjusted net income per share- Diluted	0.22	0.18	0.19	0.22

Note 1 : Each ADS represents one Class A ordinary share.